SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE

ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2006, or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from              to

Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

(S.E.C. registration No. 333-52765 and No. 333-134211)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

FASTENAL COMPANY

2001 Theurer Boulevard

Winona, Minnesota 55987

REQUIRED INFORMATION

The Fastenal Company & Subsidiaries 401(k) Plan (Plan) is subject to the Employment Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

*All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Trustees of Fastenal Company &

Subsidiaries 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Fastenal Company & Subsidiaries 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 25, 2007

5

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Investment funds	$36,964,947	28,071,511
Fastenal Company common stock	15,993,099	12,355,981
Cash	37,784	—

Total investments at fair value	52,995,830	40,427,492

Employer contribution receivable	3,051,466	2,462,670

Total assets at fair value	56,047,296	42,890,162

Liabilities:
Excess deferrals payable	265,012	362,051
Benefit claims payable	37,784	—
Unclaimed plan forfeiture fund	2,221	1,628

Net assets available for benefits at fair value	55,742,279	42,526,483

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	32,887	29,497

Net assets available for benefits	$55,775,166	42,555,980

See accompanying notes to financial statements.

6

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$2,123,900	1,398,521
Net appreciation in fair value of investments	1,254,930	3,437,569

Total investment income, net	3,378,830	4,836,090

Contributions:
Participant	9,849,417	7,418,879
Rollover	167,039	111,743
Employer	3,051,466	2,462,670

Total contributions	13,067,922	9,993,292

Total additions to plan assets	16,446,752	14,829,382

Deductions:
Benefits paid to participants	(3,227,566)	(2,208,246)

	(3,227,566)	(2,208,246)

Net increase	13,219,186	12,621,136

Net assets available for benefits:
Beginning of year	42,555,980	29,934,844

End of year	$55,775,166	42,555,980

See accompanying notes to financial statements.

7

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Fastenal Company & Subsidiaries 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on January 1 or July 1 after completing 12 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. Effective January 2005, a discretionary employer matching contribution was implemented as a new feature to the Plan. During 2006, the Company made a discretionary contribution of $3,051,466 to the Plan.

The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $15,000 and $14,000 for calendar years 2006 and 2005, respectively.

Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code. Changes in contributions are allowed based on the provisions of the Plan.

(c)	Participant Allocation of Income and Loss

The net income or loss of each fund at each valuation date is allocated to each participant’s account in the same ratio that such account bears to the total of all participants’ accounts invested in the fund as of the valuation date. The basis for allocation is the time-weighted balance in the participant’s account during the period.

(d)	Payment of Benefits

Distributions may be made upon the occurrence of any of the following:

•	Any termination of employment,

•	Death of an actively employed participant prior to the normal retirement date (age 65),

•	Termination of the Plan,

•	Participant is still employed and has reached age 59 1/2,

•	Disability,

8	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(K) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

•	Participant is still employed and has suffered a financial hardship, or

•	Participant is still employed and has completed a rollover of funds into the Plan.

(e)	Investment Fund Transfers

Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f)	Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(g)	Administrative Costs

The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

(h)	Investment Options

Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

•

American Funds Capital World Growth & Income Fund (R-3) – Managed by Capital Research & Management. The fund invests on a global basis in a diversified portfolio consisting primarily of common stocks and other equity securities.

•

American Funds EuroPacific Growth Fund (R-3) – Managed by Capital Research & Management. The Fund normally invests at least 80% of its assets in stocks of issuers located in Europe and the Pacific Basin. The Fund invests primarily in common and preferred stocks, convertibles, American Depository Receipts, European Depository Receipts, bonds, and cash.

•

American Funds The Growth Fund of America (R-3) – Managed by Capital Research & Management. The Fund emphasizes companies that appear to offer opportunities for long-term growth, and may invest in cyclical companies, turnaround and value situations. The Fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash. The Fund may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and not included in the S&P 500.

•

Delaware Investment Diversified Income Fund (A) – Managed by Delaware Management Company. The Fund allocates its investments principally among three sectors of the fixed-income securities market: the U.S. Investment Grade Sector, the U.S. high-yield sector, and the International Sector. Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities.

•

Hotchkis & Wiley Large Cap Value Fund (A) – Managed by Hotchkis & Wiley Capital Management. The Fund primarily invests in common stocks of large capitalization U.S. companies. The Fund also invests in stocks with high cash dividends or payout yields relative to the market.

9	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(K) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

•

Hotchkis & Wiley Mid Cap Value Fund (A) – Managed by Hotchkis & Wiley Capital Management. The Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in common stocks of mid-capitalization U.S. companies. The Advisor currently considers mid-cap companies to be those with market capitalizations like those found in the Russell Midcap Index. The Fund can invest up to 20% of its total assets in foreign securities.

•

BlackRock Global Allocation Fund (A) – Managed by BlackRock Advisors, LLC. The investment objective of the Fund is to provide high total investment return through a fully managed investment policy utilizing United States and foreign equity, debt, and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

•

Merrill Lynch Retirement Preservation Trust – The Trust is a collective trust maintained by Merrill Lynch Bank USA to which BlackRock Investment Management, LLC provides nondiscretionary investment advice. The Trust seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money-market funds. The Trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs, including BICs, synthetic GICs, and separate accounts) and in high-quality money-market securities. Participants purchase units that the Trust seeks to maintain at $1 per unit, although this cannot be assured. (Although the Trust purchases Guaranteed Investment Contracts, neither the Trust nor its units are guaranteed.).

•	Munder Mid Cap Core Growth Fund (A) – Managed by Munder Capital Management. The Fund invests primarily in the equity securities of mid-capitalization companies included in the S&P MidCap 400 Index.

•

Oppenheimer Small & Mid Cap Value Fund (A) – Managed by OppenheimerFunds. The Fund seeks capital appreciation. The Fund invests mainly in common stocks of U.S. issuers that have market capitalizations under $3 billion (small cap) and $3 billion—$13 billion (mid cap).

•

Van Kampen Equity and Income Fund (A) – Managed by Van Kampen Inv. Adv. Corp. The Fund invests at least 65% of its total assets in income-producing equity securities (including common stocks and convertible securities) and investment-grade debt securities.

•

Victory Diversified Stock Fund (A) – Managed by Victory Capital Advisers, Inc. The Fund seeks to provide long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. The Fund seeks to invest in both growth and value securities.

•

Aggressive Goal Manager Portfolio Model – The model directs 10% of its assets to bond funds and 90% to stock funds [10% in Delaware Diversified Income Fund (A); 25% in American EuroPacific Growth Fund (R3), 20% in American Growth Fund of America Fund (R3), 20% in Hotchkis & Wiley Large Cap Value Fund (A), 15% in Hotchkis & Wiley Mid-Cap Value Fund (A), and 10% in Oppenheimer Small & Mid Cap Value Fund (A)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

10	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(K) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

•

Moderate Goal Manager Portfolio Model – The model directs 10% of its assets to cash or cash equivalent (e.g., stable value), 30% to bond funds and 60% to stock funds [10% in Merrill Lynch Retirement Preservation Trust, 30% in Delaware Diversified Income Fund (A), 15% in American EuroPacific Growth Fund (R3), 15% in American Growth Fund of America Fund (R3), 15% in Hotchkis & Wiley Large Cap Value Fund (A), 10% in Hotchkis & Wiley Mid-Cap Value Fund (A), and 5% in Oppenheimer Small & Mid Cap Value Fund (A)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Conservative Goal Manager Portfolio Model – The model directs 30% of its assets to cash or cash equivalent (e.g., stable value), 50% to bond funds and 20% to stock funds [30% in Merrill Lynch Retirement Preservation Trust, 50% in Delaware Diversified Income Fund (A), 5% in American EuroPacific Growth Fund (R3), 7% in American Growth Fund of America Fund (R3), and 8% in Hotchkis & Wiley Large Cap Value Fund (A)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•	Fastenal Company Common Stock – This investment option invests in shares of Fastenal Company common stock.

The preceding plan description is intended for summary purposes only. The Plan document should be consulted for specific details.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective fund.

Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

11	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(K) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Adoption of New Accounting Standard

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires that fully benefit-responsive investment contracts held by defined-contribution plans to be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

This FSP is effective for financial statement periods ending after December 15, 2006, at which time the Plan adopted it. Certain reclassifications have been made to prior year’s financial statements to conform to the current year’s presentation.

(3)	Tax Status

The Internal Revenue Service has issued a favorable opinion letter on the prototype document stating that the prototype plan format (which the Plan is utilizing) qualifies under Section 401(a) of the Internal Revenue Code (IRC). This prototype plan is a nonstandardized plan and, therefore, the plan administrator has indicated it will not be applying for the Plan’s own determination letter. However, the plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan’s qualified status.

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

2006
Net assets available for benefits per the financial statements	$55,775,166
Excess deferrals payable	265,012
Benefit claims payable	37,784
Employer contribution receivable - end of year	(3,051,466)
Unclaimed plan forfeiture funds	2,221
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(32,887)

Net assets available for benefits per the Form 5500	$52,995,830

12	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(K) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2006 to total income per the Form 5500:

2006
Total additions per the financial statements	$16,446,752
Excess deferrals payable	265,012
Employer contribution receivable - beginning of year	2,462,670
Employer contribution receivable - end of year	(3,051,466)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(32,887)

Total income per the Form 5500	$16,090,081

(5)	Investments and Investment Income

Merrill Lynch Trust Company manages the Plan’s investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.

Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.

(6)	Investments Representing 5% or More of the Plan’s Assets

The following presents investments that represent 5% or more of the Plan’s net assets:

	2006	2005
Victory Diversified Stock Fund	$5,996,523	5,099,671
American Funds The Growth Fund of America	6,015,249	4,718,393
Oppenheimer Small & Mid Cap Value Fund	7,626,129	6,042,945
Templeton Growth Fund	—	5,944,420
American Capital World Growth & Income Fund	7,645,176	—
Fastenal Company Common Stock	15,993,099	12,355,981

13	(Continued)

FASTENAL COMPANY & SUBSIDIARIES 401(K) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by a net $1,254,930 and $3,437,569, respectively, as follows:

	2006	2005
Investment funds	$2,709,880	846,574
Fastenal Company Common Stock	(1,454,950)	2,590,995

	$1,254,930	3,437,569

(7)	Party-in-interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(8)	Risk and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

At December 31, 2006 and 2005, approximately 29% and 29%, respectively, of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

14

Schedule

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Description		Face amount or number of shares	Current value
*	Merrill Lynch Retirement Preservation Trust	1,764,420	$1,731,533
	Hotchkis & Wiley Large Cap Value Fund	44,759	1,128,363
	Hotchkis & Wiley Mid Cap Value Fund	45,769	1,357,959
	American Capital World Growth & Income Fund	183,074	7,645,176
	American Funds The Growth Fund of America	185,370	6,015,249
	American Funds EuroPacific Growth Fund	35,062	1,609,345
	Delaware Investment Diversified Income Fund	221,636	1,941,527
*	BlackRock Global Allocation Fund	78,341	1,422,676
	Oppenheimer Small & Mid Cap Value Fund	206,391	7,626,129
	Victory Diversified Stock Fund	332,217	5,996,523
	Munder Mid Cap Core Growth Fund	1,616	40,626
	Van Kampen Equity and Income Fund	48,398	441,392
*	Fastenal Company Common Stock	445,739	15,993,099

			52,949,597
	Pending Settlement Fund		5,600
	Cash		37,784
	Accrued Income		2,849

			$52,995,830

*	Denotes a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

15

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2007

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

By	Fastenal Company, Plan Administrator

By	/s/ Daniel L. Florness
Daniel L. Florness, Executive Vice-President,
Treasurer, and Chief Financial Officer

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification Pursuant to 18 U.S.C. Section 1350